FOIA CONFIDENTIAL TREATMENT REQUEST

Pursuant to 17 C.F.R. 200.83

by AmSouth Bancorporation

[AmSouth Letterhead]

June 26, 2006

Via EDGAR and Fed-Ex

Mr. Paul Cline

Senior Accountant

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Re:	AmSouth Bancorporation Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 10, 2006 File Number 001-07476

Ladies and Gentlemen:

Set forth below is our response to your comment 1. as requested in your letter of comment, dated June 9, 2006, addressed to Alton E. Yother regarding your review of AmSouth Bancorporation’s (“AmSouth”) response dated May 11, 2006 to your letter dated April 28, 2006. The requested additional information is included in Exhibit A attached hereto, Bates-stamped from 1 to 23, except that Exhibit A is redacted in the EDGAR version of this letter. Confidential treatment of Exhibit A is being requested by AmSouth pursuant to 17 C.F.R. 200.83, and a separate request for confidential treatment and return of Exhibit A pursuant to Rule 12b-4 has been submitted. The item number given to our response corresponds to the number indicated in the left-hand margin of the copy of the letter of comment referenced above.

John Buchanan, General Counsel of AmSouth, is the contact person for the confidential treatment request. His address and telephone number is:

John D. Buchanan

General Counsel

AmSouth Bancorporation

Post Office Box 11007

Birmingham, Alabama 35288

Telephone: (205) 326-5319

Fax: (205) 583-4497

Mr. Paul Cline

June 26, 2006

FOIA CONFIDENTIAL TREATMENT REQUEST

Pursuant to 17 C.F.R. 200.83

by AmSouth Bancorporation

[AmSouth Letterhead]

1)	We note your response to prior comment 1. We understand your concern regarding the submission of information regarding litigation matters, which will ultimately become publicly available; however, such information may be submitted with a request for confidential treatment. Please submit the information requested in our prior comment letter, and consult your legal counsel regarding the procedures for filing such a request.

Attached as Exhibit A is the requested information. (We have supplementally submitted under separate cover, and are separately requesting confidential treatment with respect to, information that is responsive to the Staff’s comment.)

In responding to Staff questions or agreeing to different or additional disclosures, AmSouth continues to believe that our prior disclosures were appropriate. If you have any questions concerning our response to your comment letter, please contact Brad Kimbrough at (205) 326-4972 or me at (205) 801-0765.

Sincerely,

/s/ Alton E. Yother

Alton E. Yother

Chief Financial Officer

cc:	Margaret Fitzgerald

FOIA CONFIDENTIAL TREATMENT REQUEST

Pursuant to 17 C.F.R. 200.83

by AmSouth Bancorporation

EXHIBIT A

REDACTED